Ronald J. Stauber
A Law Corporation
1880 Century Park East, Suite 315
Los Angeles, California 90067
_______

Telephone (310)-556-0080
Facsimile (310) 556-3687

December 15, 2011

Reid S. Hooper
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Celeste Murphy
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Larry Spirgel
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Re:   Awareness For Teens, Inc.
 Registration Statement on Form S-1
 Filed:  September 7, 2010
 File No. 333-169028

Dear Ms. Murphy, Mr. Hooper and Mr. Spirgel:

This letter is intended to respond to the comment letter addressed to the above mentioned Registrant from Larry Spirgel, Assistant Director, dated September 24, 2010.

This letter describes the responses to your comments and the location in the filing where the changes have been made in the current amendment.  Other minor changes, as indicated in the markings in the filing, reflect needed disclosures to bring the disclosure current because of the passage time.  Many are written the language in the current changes. The numbers and responses contained herein correspond to the numbers set forth in the September 24, 2010 letter.

As it relates to the risk factors that have not changed, they have been renumbered to reflect the new inserted added risk factors.

General

1.   Please be informed that the Registrant is not a blank check company.

We have advised the Registrant that the Penny Stock Reform Act of 1990 directed the Securities and Exchange Commission (“SEC”) to segregate registration statements relating to blank check offerings and to impose disparate treatment of such offerings.  The Act added a new Section 7(b) to the Securities Act of 1933, as amended (“Securities Act”) granting the SEC broad authority to deal with “blank check” offerings of penny stocks.  The Act defines a blank check company as any development stage company issuing penny stock that has (1) no specific business plan or purpose or (2) the business plan of which is to merge with an unidentified company or companies (Securities Act, Section 7(b)(3)).  The Act authorizes (and directs) the SEC to adopt rules relating to registration statements filed by such companies requiring (1) timely disclosure prior to effective date relating to the company to be acquired and the specific application of the proceeds; (2) placing limitations on use of proceeds (presumably through impoundment) and the distribution of the securities (presumably stock certificates in the case of equity securities) until such disclosures have been made, and (3) providing a right of rescission to purchasers of such securities after appropriate disclosure of the proposed acquisitions (Securities Act, Section 7(b)(1)).

In furtherance of our representation, we informed the Registrant that the SEC adopted Rule 419 to implement Section 7(b) (Blank Check Offerings, Sec. Act Release No. 6932 (April 13, 1992), [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) paragraph 84,937 (hereafter “Release No. 6932”).  Rule 419 was proposed in Sec. Act Release No. 6891 (Apr 17, 1991), [1990-1991 Transfer Binder] Fed. Sec. (CCH) paragraph 84,728).  We indicated that Rule 419 is applicable only if a registration statement is filed covering an offering of penny stock by a blank check company.  (Rule 419(a)).  Subject to the qualification noted immediately below, Rule 419 incorporates the Rule 3a51-1 definition of a penny stock as an equity security offered for less then $5 a share that is not a reported security or a security traded on Nasdaq or a U.S. stock exchange and does not meet certain net tangible asset or revenue criteria.  We informed the Registrant that the definition of a penny stock for purposes of Section 7(b), however, differs in one respect from the definition for other purposes in that the exclusion of equity securities offered for $5 or more is not applicable (Rule 3a51-1(d) as amended in Sec. Act Release No. 7024 (Oct 25, 1993), [1993 Transfer Binder] Fed. Sec. L. Rep. (CCH) paragraph 85,329).  Thus, for purposes of Section 7(b) and Rule 419, a penny stock is any equity security that is not traded on Nasdaq or a U.S. stock exchange unless the issuer meets the net tangible asset/revenue criteria.  The net tangible asset (total assets less tangible assets and liabilities) threshold that will take stock out of the penny stock classification is in excess of $2 million if the issuer has been in continuous operations for at least three years or in excess $5 million if it has continuous operation for a lesser period (Rule 3a51-1(g).

Registrant is aware that Rule 419 defines a blank check company as (1) a development stage company, that is (2) offering penny stock, as defined by Rule 3a51-1 (qualified as noted above), and (3) that has no specific business plan or purpose or has indicated that it business plan is to engage in a merger or acquisition with an unidentified company or companies (Rule 419(a)(2)).  Rule 419 is not applicable penny stock offering by a start-up company if it has a specific business plan – e.g., to establish a financial literacy and money management educational program for teenagers, nor is it applicable to a blank check offering of stock that is not a penny stock.  If the company has a business plan, it is not required to commit a specific percentage of the proceeds to a specific business plan, purpose or identified acquisition.  The Registrant has committed a significant portion of the proceeds to its described objective.  During the preparation of the registration statement, we advised the Registrant that the SEC has cautioned that “it will scrutinize registered offering for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419 (Release NO. 6932 n. 385, at 82,597).

Rule 419, as emphasized by the Adopting Release, draws a distinction between a blank check and a blind pool, the latter referring to a detailed plan of business that involves the acquisition of unidentified properties in specific industry.  This Registrant does have a detailed plan of business and does not plan the acquisition of any identified (or unidentified) assets in a specific industry.  More specifically, Registrant intends to provide a financial literacy and money management program for teenagers on a fee for service offered basis with specialized educational programs.

We have also informed the Registrant that if there is a detailed plan of business, the offering is not subject to Rule 419 and, further, that even a blind pool offering may not subject to Rule 419.  The distinction between a blank check and blind pool appears to be warranted by the legislative history.  The references in the House Committee Report to “blank check companies” are to shell corporation going public with no business plan other than to acquire an unidentified company or companies.  Registrant is not a blind pool issuer either.

We have noted that Note 4 of the financial statements which addresses officers advances that as of September 30, 2011, the only funds owed to the officer was a sum of $4,967.  Maureen Cottrell, pre-incorporation, had attempted to make contact with a non-profit corporation - provider of financial information to license their education program but without success.  No other contact was made and no monies were spent.

Please be further informed that the Registrant has not entered into any discussions or negotiations concerning any potential mergers or acquisitions and has no present intent to engage in any discussions or negotiations concerning a potential merger or a potential acquisition.

In connection with your comment regarding additional disclosures, we have added the following paragraph on the first page of the prospectus, immediately following the second paragraph.  Said addition reads, in full, as follows:

This is the initial offering of our shares of common stock and no public market currently exists for the securities being offered in this prospectus.  We are currently in the development stage and have nominal operations and no assets, which makes us a “shell company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (Exchange Act”).  Because we are considered a shell company, the securities sold in this offering can only be resold through (i) registration under the Securities Act of 1933, as amended (“Securities Act”), (ii) Section 4(1) under the Securities Act, if available, for non-affiliates, or (iii) by meeting the conditions of Rule 144(i) under the Securities Act which requires a minimal holding period of 12 months following Awareness being no longer classified a shell company.

In addition, we have deleted the last paragraph in the Summary Information section and before the risk factors, to discuss other important information.  The insert reads, in full, as follows:

Other Important Information

No Required Minimum Amount of Shares Must be Sold

There is no required minimum amount of shares of common stock that must be sold in this offering.  As a result, potential investors will not know how many shares will ultimately be sold and the amount of proceeds we will receive from this offering.  If we sell only a few shares, potential investors may end up holding shares in a company that:

(1) hasn’t received enough proceeds from the offering to sustain operations;

(2) has no market for its common stock; and

(3) cannot meet the costs of a reporting company under the federal securities laws.

This should be considered a substantial risk of investment, taken together with the “Risk Factors” section presented in this prospectus starting on page 3.

Status as a Shell Company

We are currently in the development stage and have nominal operations and no assets, which makes us a “shell company” as defined in Rule 12b-2 of the Exchange Act.  Because we are considered a shell company, the securities sold in this offering can only be resold through (i) registration under the Securities Act (ii) Section 4(1) under the Securities Act, if available, for non-affiliates, or (iii) by meeting the conditions of Rule 144(i) under the Securities Act which requires a minimal holding period of 12 months following Awareness being no longer classified a shell company.

Therefore, an investment in our business is considered extremely risky and is suitable only for those who can afford to lose their entire investment.

Rule 419 – “Blank Check Company”

We are not a “blank check company” as defined by Rule 419 of the Securities Act and therefore the registration statement need not comply with the requirements of Rule 419.  Rule 419 defines a “blank check company” as a company that:

(1) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(2) is issuing "penny stock," as defined in Rule 3a51-1 under the Exchange Act.

We have a very specific business purpose and a bona fide plan of operations.  Our business plan and purpose is to provide a financial literacy and money management program for teenagers on a fee for service offered basis with specialized educational programs. We believe that there is a need to train teenagers who we believe lack the basic skills in the management of personal financial affairs.

Prospectus Cover Page

2.            Please be informed that we have amended the prospectus cover page, Prospectus Summary, Dilution and Plan of Operation to reflect the sale of the varying amounts of the total amount of securities being offered.

3.            Please be informed that we have removed the column “Underwriting Discounts and Commissions” in the proceeds table.

4.            We have added, in Summary Information the following disclosure:

Shell Company:
We may be deemed to be a “shell company” since we have no nominal operations; and either: no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount cash and cash equivalents and nominal other assets.  Accordingly, any affiliate or a non-affiliate holding restricted securities, a resale of said securities may only be made by each in reliance upon Section 4(1) of the Securities Act; see “RISK FACTORS” beginning on page 3 to read about factors to be considered before buying shares of the common stock.

Please be informed that we have added an additional risk factors, now risk factors 6 and 8.  The risk factors read, in full, as follows:

6.  We are deemed a "shell company" and as such we are subject to additional reporting and disclosure requirements that may affect our short-term prospects to implement our business plan and could result in a loss of your entire investment.

The Securities and Exchange Commission ("SEC") adopted Rule 405 of the Securities Act and Rule 12b-2 of the  Exchange Act which defines a shell company as a registrant that has no or nominal operations, and either (a) no or nominal assets; (b) assets consisting solely of cash and cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets.  Our balance sheet states that we have no cash, therefore, we are defined as a shell company.  The rules prohibit shell companies from using a Form S-8 to register securities pursuant to employee compensation plans.  However, the rules do not prevent us from registering securities pursuant to registration statements.  Additionally, the rule regarding Form 8-K requires shell companies to provide more detailed disclosure upon completion of a transaction that causes it to cease being a shell company.  We must file a current report on Form 8-K containing the information required pursuant to Regulation S-K and in a registration statement on Form 10, within four business days following completion of certain transactions.  In order to assist the SEC in the identification of shell companies, we are also required to check a box on Form 10-Q and Form 10-K indicating that we are a shell company.  To the extent that we are required to comply with additional disclosure because we are a shell company, we may be delayed in executing any mergers or acquiring other assets that would cause us to cease being a shell company.

The SEC adopted a new Rule 144 effective February 15, 2008, which makes resales of restricted securities by shareholders of a shell company more difficult.  See discussion in Risk Factors titled Shareholders who hold unregistered shares of our common stock are subject to resale restrictions pursuant to Rule 144, due to our status as a “shell company.”

8.  Shareholders who hold unregistered shares of our common stock are subject to resale restrictions pursuant to Rule 144, due to our status as a “shell company.”

Pursuant to Rule 144 of the Securities Act, we are deemed to be a “shell company.”  As such, sales of our unregistered securities pursuant to Rule 144 are not able to be made until (1) we have ceased to be a “shell company; (2) we are subject to Section 13 or 15(d) of the Exchange Act and have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date “Form 10 information” has been filed with the Commission reflecting the company’s status as a non-“shell company.”  Because none of our non-registered securities can be sold pursuant to Rule 144, until at least one year after we cease to be a “shell company,” any non-registered securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the SEC and/or until a year after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above.  As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash.  Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the SEC, which could cause us to expend additional resources in the future.  Our status as a “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless.

As indicated on old page 15, now page 3 is a discussion in “Shell Company” of the implications of being designated as a shell company.

Prospectus Summary, page 1

5.           We have added in the Prospectus Summary and Risk Factors, SUMMARY INFORMATION section, before the introductory paragraph the following:

OVERVIEW.

Awareness was recently incorporated in the State of Nevada on April 28, 2010.  We are a development stage company that has not significantly commenced its planned principal operations.  Awareness’ operations to date have been devoted primarily to startup and development activities, which included (i) the development of our business plan, (ii) initiated working on our sales and marketing material, and (iii) initiated working on our curriculum.

Our success in providing a financial literacy and money management program for teenager depends on our sole officer and director who has a teaching credential, teaching experience and administrative experience but has no experience in our planned operations.  Further, our sole officer and director has no experience in running a public company that is a reporting company with the Securities and Exchange Commission.

We believe that raising $25,000 from  the sale of shares of our common is sufficient for the company to become operational and sustain operations through the next twelve (12) months.  The capital raised has been budgeted to establish our infrastructure.  We believe that the recurring revenues from our curriculum will be sufficient to support ongoing operations and the cost of being a public company.  If we raise less than $25,000, it is likely that this lesser amount would be insufficient to aggressively pursue the furtherance of our business plan, pay for costs of the offering and meet the costs of being a reporting company.  In addition, there can be no assurance that our actual expenses incurred will not materially exceed our estimates or that cash flow from providing our training and teaching services will be adequate to maintain our business.  As a result, our independent auditor has expressed substantial doubt about our ability to continue as a going concern in the independent auditor’s report to the financial statements included in the registration statement.

Our shares of common stock has no market and may or may not become quoted on the Over-The-Counter Bulletin Board System, which will limit the Company’s ability to raise funds through equity financings or to use our shares of common stock as consideration.

Our shares of common stock will, in all likelihood, be deemed to be a “penny stock” with a potential limited trading market and difficulty in disposing of the shares if any market does develop.

Risk Factors, page 3.

6.            We have added risk factor 12 on page 6 that highlights the risk posed by the lack of experience of Maureen Cottrell in operating and managing a public company that is a reporting company with the Securities Exchange Commission.  Said risk factor reads in full as follows:

Maureen Cottrell has no experience related to public company management.  As a result, we may be unable to manage our public reporting requirements.

Our operations depend entirely on the efforts of our sole officer and director.  While she has expertise with which we will rely upon to grow and manage our business operations, she has no experience related to public company management nor as a principal accounting officer.  Because of this, we may be unable to develop and manage our public reporting requirements.  There is no assurance that we will overcome these obstacles.

7.  We have added an additional risk factor, risk factor 10 that highlights the fact that the stock may be considered to be a penny stock and, therefore, the shareholders ability to sell the stock may be limited.  The risk factor reads in full as follows:

10. Our shares of common stock are deemed to be "penny stocks" with a potential limited trading market.

There is currently no trading market for our securities.  When our shares of common stock commence trading, of which no assurances can be given, they will, in all likelihood, be subject to the "penny stock rules" adopted pursuant to Section 15(g) of the Exchange Act.  The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or companies which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years).  Such rules require, among other things, that brokers who trade "penny stock" to persons other than" established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote and other information under certain circumstances.  Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as result, the number of broker-dealers willing to act as market makers in such securities is limited.  In the event that we remain subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for our securities.  Because our securities are subject to the “penny stock rules," investors will find it more difficult to dispose of our securities.  Further, for companies whose securities are traded in the "Pink Sheets" and/or in the Over-the-Counter Bulletin Board System, it is more difficult: (i) to obtain accurate quotations, (ii) to obtain coverage for significant news events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) to obtain needed capital.

8.  We have added additional risk factors, risk factors 23 and 24 rather than modifying risk factor 1, to discuss and quantify the anticipated increase in expenses that will result from becoming a reporting company and that the company may not be able to absorb the cost of being public company.  The risk factors added read in full as follows:

23.  We will incur professional fees in connection with being a reporting company under the Securities Exchange Act of 1934, as amended.

Awareness is subject to the reporting requirements of the Exchange Act and as such, we are required to file Form 10-Ks, Form 10-Qs and Form 8-Ks and other reports with the SEC.  We will incur professional fees (i.e., attorney, auditors and filing agents) in connection with the preparation and filing of such reports and we currently anticipate such costs to range from $12,000 to $18,000 per year.  If we are unable to file such reports, we will be delinquent in our filings which could adversely affect the marketability of our shares of common interest.

24.  The failure to comply with the internal control evaluation and certification requirements of Section 404 of Sarbanes-Oxley Act could harm our operations and our ability to comply with our periodic reporting obligations.

As a reporting company under the Exchange Act, we are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002.  We are in the process of further determining whether our existing internal controls over financial reporting systems are compliant with Section 404.  This process may divert internal resources and may take a significant amount of time, effort and expense to complete.  If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting.  We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter.  Further, we may need to hire qualified personnel or consultants in order for us to be compliant with Section 404.  If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors, which could adversely affect our ability to comply with our periodic reporting obligations under the Exchange Act.

9.             We have deleted old risk factor number 6.  Risk factor 2 remains the same.

10.           We have revised risk factor number 4, to read in full as follows:

We may require additional financing in order to establish profitable operations and to be able to comply with our reporting requirements under the Exchange Act.  Such financing, if required, may not be forthcoming.  Although the net proceeds of $1,500 from the sale of the common stock will satisfy our minimum cash operating requirements for 12 months, we may not be able to expend funds to market our financial literacy and money management programs or to comply with the requirements of a reporting company under the Exchange Act.  Our operations will be very limited.  We will need to raise additional funds or realize operational revenues from our business activities to meet our reporting requirements.  Our inability to fund our operations will impede our growth and operating results and may also result in a loss of your investment.  Even if additional financing is available, it may not be available on terms we find favorable.  Failure to secure the needed additional financing will have a very serious, if not fatal, effect on our ability to survive.  As of September 30, 2011, we had no working capital and our losses to that date totaled $10,467.

11.           We have added an additional risk factor 14, that discloses the amount of time of time per week that Ms. Cottrell will devote to the company and the commencement of its proposed business plan.  The risk factor reads in full as follows:

14.  Maureen Cottrell has other outside employment, she is not devoting a majority of her time to the Company, which may result in periodic interruptions or business failure.

Maureen Cottrell, the company’s sole officer and director, has other outside employment requirements and currently devotes approximately 15 hours per week to our operations.  Our operations may be sporadic and occur at times which are not convenient to Maureen Cottrell, which may result in periodic interruptions or suspensions of our business plan.  If the demands of the Company’s business require the full business time of our president and chief executive officer, she is prepared to adjust her timetable to devote more time to the Company’s business.  However, she may not be able to devote sufficient time to the management of the company’s business, which may result in periodic interruptions in implementing the Company’s plans in a timely manner.  Such delays could have a significant negative effect on the success of the business.

12.           We have corrected the incorrect wording that makes reference to a listing on the OTC Bulletin Board System through out the prospectus.

Use of Proceeds, old page 9, new page __.

13.           Please be informed that Maureen Cottrell’s “related company” is merely a fictitious business named entity operated solely by her without any other participants.  There are no agreements.  We have revised the disclosure to clearly reflect that the website development will be done solely by Maureen Cottrell and at no cost and expense to the Registrant.

14. We have revised the disclosure on page 11, to set forth the specific time periods for which the company anticipates it will be able to sustain operations if only a certain number of shares have been sold.  The risk factor reads in full as follows:

We expect to complete our public offering within 30 days after the effectiveness of our registration statement by the SEC.  We intend to concentrate our efforts on raising capital during this period.

We currently have no cash available; accordingly, we do not have any funds to fund our operations for the next 12 months, if we are unable to successfully raise some money in this offering.  Maureen Cottrell has indicated that she may provide limited financial accommodations to the company of not less than $5,000.  We have no agreement for any extension of financial accommodations or a loan from Maureen Cottrell.

However, if we sell 10% of the shares of common stock offered for sale by the company and raise the gross proceeds of $1,500, we will be able to continue with our development plans.  Maureen Cottrell will complete our curriculum at no cost to us.  This $1,500 will be primarily used for producing our educational and training material.  We will not be able to utilize an instructional manual and we will need to provide reprints of articles for the classroom use.  No visual aids will be developed.  We will be able to provide only a simple so-called “home page” for internet presence for the company.  Although the net proceeds of $1,500 will satisfy our cash operating requirements for 12 months, we will not be able to expend funds to market our financial literacy and money management programs or comply with the requirements of a reporting company under the Exchange Act.  We will need either need to raise additional funds or realize additional revenue from our business activities to meet our reporting requirements.  There can be no guarantee that we will be successful in securing additional financing should the need arise.  We may also utilize funds advanced from Maureen Cottrell, our sole officer and director.  Our inability to fund our operations will impede our growth and operating results and may also result in a loss of your investment.

If we sell 50% or more of the shares of common stock in this offering, we believe the money will last for more than a year and also provide marketing funds.  We will be able to develop student manuals and prepare visual aids to be used during classroom instruction.  We will be able to place advertisements in local newspapers and engage in limited marketing efforts.  We will be able to acquire our own computer and office furniture and develop an internet presence.  At that time, we will need to realize revenue from our business activities to meet our reporting requirements under the Exchange Act.  There can be no guarantee that we will be successful in securing additional financing should the need arise.  We may also utilize funds advanced from Maureen Cottrell.  Our inability to fund our operations will impede our growth and operating results and may also result in a loss of your investment.

Even if we sell 100% of the shares of common stock in this offering, we will need to realize revenue from our business activities to meet our reporting requirements under the Exchange Act.  The amount of funds we need are estimated to be between $12,000 and $18,000 per year.  There can be no guarantee that we will be successful in securing additional financing should the need arise or that we will have revenue from our business activities.  Until we have sufficient operations, we may be relying on advances from Maureen Cottrell to meet our limited operating costs, if available.

While we currently intend to utilize the proceeds of this offering substantially as set forth above, we reserve the right to change such use if, in the judgment of the board of directors, such changes are advisable within the above described categories.  At this time we believe this to be the best representation of the projected allocation of proceeds, and do not foresee any substantial deviation.

We have also added a new risk factor 20  that addresses that the Registrant has no minimum.  It reads as follows:

20.  As there is no minimum for our offering, if only a few persons purchase shares they will lose their money without us being even able to significantly try our business plan.

Since there is no minimum with respect to the number of shares to be sold in directly by Awareness in our offering, if only as few shares are sold, we may not have enough capital to fully implement our business plan.  In such an event, it is highly likely that any investment would be lost, since we would not be able to generate any revenue.  As such, proceeds from this offering may not be sufficient to meet the objectives we state in this prospectus, other corporate milestones that we may set, or to avoid a “going concern” modification in future reports of our auditors as to uncertainty with respect to our ability to continue as a going concern.  Investors should not rely on the success of this offering to address our need for funding. If we fail to raise sufficient capital, we would expect to have to significantly decrease operating expenses, which will curtail the growth of our business.

Directors, Executive Officers, Promoters and Control Persons, page 14.

15.           There exists a risk factor indicating that Maureen Cottrell has no experience as an officer and director of a public company.  We have added language to old page 14, now page 15, to disclose that Maureen Cottrell does not have specific experience and qualifications.  That language reads, in full, as follows:

Maureen Cottrell has no experience as an officer and director of a public company.  It is our intent, upon the implementation of our business plan to obtain directors who have particular expertise, qualifications, attributes and skills in the educational field and in the public company area, to serve as directors based on our business and structure at the time of appointment.  We believe that Maureen Cottrell possess the requisite professional experience, education, skill and other individual qualities and attributes to serve as our sole officer and director, until there are additions to the board of directors in the future.

Shell Company, page 15.

16.           We have changed the disclosure to clearly reflect that the Registrant’s obligation to file reports under section 15(d) of the Exchange Act automatically occurs and deleted the reference to filing of the Form 8A.

Principal Services, old page 17.

17.           We have disclosed in the section how much the Registrant intends to charge individuals and also have indicated that these two charges will not change depending of the course provided or the number of students enrolled.

Competition and Competitive Strategy, old page 18.

18.           We have expanded the competition and competitive strategy of the company to provide additional information on the competition, if any, and to differentiate services that the Registrant provides.  We have no support of our assertion that brokerage firms are not going to train a teenager on the economics of maintaining an apartment; accordingly, we have deleted that reference.

Sources and Availability of Products and Supplies.

19.           We have revised our disclosure in the sources and availability of products and supplies and in the officers and directors section to address Maureen Cottrell’s experience.  We have further indicated Maureen Cottrell has access to numerous education materials and we have attempted to explain how these materials will assist Maureen Cottrell in the development of the course curriculum.

Employees, page 20.

20.           We have revised Registrant disclosure through out the business description section to address the obtaining of guest lectures and no cost and expense to the Registrant.  There is no other consideration, directly or indirectly, promised to any of the guest lectures.

Reports of Security Holders, page 21.

21.           We have corrected the address to reflect the current address of the Commission.

Plan of Operation, page 21.

22.           We have revised our disclosure in the Plan of Operation section to address and discuss the amount of funding that Registrant will need in the next 12 months by adding a Timeline of Anticipated Operational Milestones (with a disclosure of the impediments to performance).  This addresses the distinction between having the necessary funding and not having the necessary funding in connection with advancing the business plan.  Further, the consequences of the Registrant not being able to raise funding through this offering is disclosed in the timeline.

23.           See 22 above.  We have explained what financial obligations the Registrant is confident, if “confident” is the appropriate word, it could meet if it raises the additional funding through this offering.

24.           On page 22, we have described the research Maureen Cottrell undertook in connection with establishing the curriculum for the financial training programs.  The new language is as follows:

This exploratory research (establish structure and identify issues) is the now outline for the curriculum and the constructive research (develops solutions to the issues) is the content of the 18 hours of classroom instruction.  Prior published academic articles and interviews with stock brokers, accountants, educators and parents contributed to the development of the research.  Maureen Cottrell’s internet searches and personal observations as an educator and administrator in the San Diego School system also constitute a portion of the research.  There is no assurance that this research will support the conclusion that the training program material will be beneficial or acceptable or the overall plan of operation will be successful.

25.           We have described the method that the Registrant will use to attract students in the more fluent cities and communities within the San Diego County as follows:

Marketing

Awareness intends to use neighborhood and local newspaper print media to create interest in the company and to attract teenage students.  These newspapers will usually provide a news story about the company if the company also places an advertisement in the paper.  These genres of newspapers are usually free to the consumer and are distributed without cost in a targeted area.  They are usually weekly or monthly or sporadic in distribution.  Awareness will also place advertisement in school newspapers.  In addition, notices on local bulletin boards in business establishments that provide for community notices will be posted.  We intend to have a website - an internet presence to assist us in marketing our curriculum and to associate the name of the company to the service that we provide.  We do not believe that the website will be an originating source to attract students to our business but may provide information to the consumer if aware of the website.  We have not conducted any marketing research to obtain statistical data to develop a marketing plan; we intend to focus on this limited media promotion and our pricing to attract the parent and teenage student to the company and the selling ability of Maureen Cottrell if parents telephone Awareness for information.

Milestones, page 23.

26.           We have revised Registrant disclosure to explain the specific costs associated with each class session to include, but not by way of limitation, the estimated cost per student for participating in the class.

Dealer Prospectus Delivery Obligations, page 28.

27.           We have removed the disclosure on the outside back cover of the prospectus concerning dealer delivery obligations to comply.

Signatures, page 32.

28.           We have revised the signature area for the principal accounting officer to sign the registration statement.

In addition, we understand that your review process is to assist the Registrant and our office in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings - the Registrant believes that it now has the appropriate proper disclosures.

Please be informed that the Registrant will make a request for the acceleration of the effective date of the registration statement at such time as we have been informed by you that the Registrant and our office each have no reason to believe that any of the comments remain unanswered and that there are no outstanding comments.  At that time, the Registrant will supply the appropriate written statement containing the appropriate acknowledgements, as set forth in your letter of September 24, 2010.

If you have any questions, or if you desire any additional information, amendments or supplemental information, please do not hesitate to telephone me.

Sincerely,

/s/ Ronald J. Stauber

     Ronald J. Stauber

cc: Awareness for Teens, Inc.